CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene’s Interim Review for January-June 2003

UPM-Kymmene’s profitability on par with the previous quarter

Key figures for January-June 2003:

•	Profit before extraordinary and non-recurring items EUR 247 million (1-6/2002: 410)

•	Earnings per share excluding non-recurring items EUR 0.30 (0.55) and including non-recurring items EUR 0.25 (0.54)

•	Turnover EUR 4,959 million (5,245)

•	Return on capital employed excluding non-recurring items 5.9% (8.8)

President and CEO Juha Niemelä comments on the second quarter of the year:

“UPM-Kymmene’s profitability and earnings per share during the second quarter remained on the same level as during the first quarter, but were well below the company’s targets. The primary reason for our weak profitability is continuing low paper prices. The strengthening of the euro has intensified competition in Europe, and the profitability of the US dollar and the British pound denominated exports has weakened. On the other hand, we have been able to lower our costs. The demand for paper in the company’s main markets continues to grow slowly, and we do not foresee a significant market turnaround this year.”

“The company’s cost savings campaign is proceeding as planned, with the target of saving EUR 200 million by the beginning of 2005. During the year the company has taken steps to streamline operations and improve cost-efficiency, including selling and closing unprofitable businesses. In addition, the company has optimized paper production e.g. by focusing annual summer shutdowns to fewer production sites. The cost savings are also focused on fixed costs, raw materials procurement and logistics.”

“Even during these challenging economic times the company continues to have a strong balance sheet and a good cash flow and thus has the resources to develop the operations even during the slow growth period.”

“The economic outlook for the near future, particularly in Europe, is still uncertain. During the third quarter of this year, we do not anticipate any profit improvement. We don’t project any major changes in European publication paper prices during the coming months, even if price pressure continues in some paper grades. On a positive note, we have been able to implement more than half of the previously announced North American price increases for LWC.”

“The Changshu fine paper machine investment in China, which was temporarily halted during the SARS epidemic, now will continue as previously planned. The machine is scheduled to start up in the summer of 2005,” concludes Mr Niemelä.

For more information, please contact:

Mr Juha Niemelä, President and CEO, UPM-Kymmene Corporation, tel. +358 203 15 0001

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation

Corporate Communications

July 17, 2003

***

Webcasting and Conference Call Information

The news conference regarding the Interim Review will be broadcast on-line at UPM-Kymmene’s website www.upm-kymmene.com today at 13:30 Finnish time (11:30 GMT, 6:30 EST). The reply of the news conference will be available until July 31, 2003.

To participate in the UPM-Kymmene Conference Call, please dial +44 (0)20 7162 0184 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST) on July 17, 2003. The access code: UPM-Kymmene. Conference Call can be listened to until July 21, 2003 at the following phone number: +44 (0)20 8288 4459, access code: 437 772.

In the United States and Canada the Conference Call number is +1 334 323 6203, password: UPM-Kymmene. The reply will be heard at the following number +1 334 323 6222, access code: 437 772.

UPM-Kymmene Interim Review 1 January – 30 June 2003

•	Second-quarter earnings per share, excluding non-recurring items, were EUR 0.15 (0.15 for the first quarter).

•	Operating profit, excluding non-recurring items, was EUR 179 million, 7.2% of turnover (first quarter: 175 million and 7.1%).

•	The cash flow from operations per share was EUR 0.35 (first quarter: 0.38).

•	Turnover was EUR 2,501 million (first quarter: 2,458 million).

Earnings

•	Second quarter of 2003 compared with first quarter of 2003

Turnover for the second quarter was EUR 2,501 million, compared with EUR 2,458 million for the first quarter. Operating profit was EUR 174 million (171 million), including non-recurring charges of EUR 5 million (4 million). Of the non-recurring charges, EUR 10 million (4 million) relate to the pending MACtac acquisition. Non-recurring charges are reduced by capital gains of EUR 9 million from the sale of shares. Excluding non-recurring items, operating profit was about the same as in the first quarter at EUR 179 million (175 million). Although delivery volumes of paper rose by 8%, the stronger euro and further price erosion in some paper grades negatively affected profitability. In addition, the performance of the Converting operations suffered from the weaker market. The profitability of Wood Products and Other Operations, on the other hand, improved. Excluding non-recurring items, operating profit was 7.2% of turnover (7.1%).

Financial items include EUR 12 million (3 million) in dividend income, EUR 9 million (18 million) in foreign exchange losses and EUR 57 million (65 million) in net interest expenses. Of the foreign exchange losses, EUR 7 million (20 million) relate to the EUR/USD hedging of the MACtac acquisition. Profit before extraordinary and non-recurring items was EUR 132 million (115 million) and including non-recurring items EUR 120 million (91 million).

Profit for the period was EUR 72 million (61 million) and earnings per share were EUR 0.13 (0.12).

Excluding non-recurring items, earnings per share were EUR 0.15 (0.15), return on equity was 4.8% (4.6) and return on capital employed 6.2% (5.8).

•	First six months of 2003 compared with the same period last year

Turnover for January-June was EUR 4,959 million, 5% down on last year’s figure of EUR 5,245 million. Lower sales prices for paper, partly caused by the weakening of the US dollar, negatively affected most non-European sales. Turnover was also reduced by the fall in sales of converted products. Paper deliveries increased by 4%. Operating profit excluding non-recurring items decreased by 36% to EUR 354 million (549 million). The main reason for this was lower prices for printing and writing papers. Operating profit, excluding non-recurring items, was 7.1% of turnover (10.5).

Lower net interest-bearing liabilities and lower interest rates meant that net interest expenses were down at EUR 122 million during January-June (160 million). However, net financial expenses were about the same at EUR 134 million (139 million) due mainly to exchange rate losses. Profit before extraordinary and non-recurring items was EUR 247 million (410 million) and including non-recurring items EUR 211 million (406 million). Of the non-recurring items, EUR 41 million relate to the pending MACtac acquisition.

Excluding non-recurring items, earnings per share were EUR 0.30 (0.55), return on equity was 4.7% (8.4) and return on capital employed 5.9% (8.8).

Deliveries and production

Paper deliveries during January-June were up 4% at 4,955,000 tonnes (4,760,000 tonnes). Paper production was 5,026,000 tonnes (4,885,000 tonnes). The average capacity utilization rate was 87% (85).

Financing

At the end of June the Group’s gearing ratio was 81% (89% at 30 June 2002) and equity to assets ratio 44.8% (42.6%).

Net interest-bearing liabilities were EUR 5,407 million (5,972 million), compared with EUR 5,285 million at the beginning of the year. The cash flow from operations, before capital expenditure and financing, decreased to EUR 383 million (693 million).

Personnel

During the first six months of the year, the UPM-Kymmene Group had an average of 36,049 employees (37,084 for this period last year). The number at the end of June was 37,722 (39,167).

Capital expenditure and restructuring

Gross capital expenditure, excluding acquisitions, for the first six months of the year was EUR 276 million (264 million). Acquisitions and share purchases were EUR 11 million (20 million).

The project to build a 450,000 t/a fine paper machine at Changshu will advance now that the SARS epidemic appears to be under control. The planned start-up of the paper machine is expected to be in summer 2005.

The largest ongoing projects are the expansion of the deinking plant at Shotton and the rebuild of Pietarsaari pulp mill.

In March, the company decided to rebuild paper machine 2 at the Rauma mill at a cost of approximately EUR 30 million. The investment will improve the quality of uncoated magazine paper and reduce production costs. The rebuild will be completed in 2004.

In April, UPM-Kymmene announced its intention to sell its Rosenlew flexible intermediate bulk container (FIBC) operations to management and an international group of investors. The business in question has some 470 employees and an annual turnover of approximately EUR 40 million. The transaction is subject to approval by the competition authorities and the deal is expected to be finalized by the end of this year instead of during the second quarter as was originally anticipated.

In May, UPM-Kymmene signed a letter of intent to establish a joint venture company in Zhanjiang, Guangdong Province in China. The joint venture will investigate and make preparations for wood supplies for a possible future pulp mill. The first phase forestry operations will have a total cost of USD 44 million, of which UPM-Kymmene’s 45% share will be USD 20 million. UPM-Kymmene together with its local partners will make a decision on the pulp mill separately, though this is not expected in the next few years.

Cost savings programme

In April 2003, UPM-Kymmene announced a programme targeting annual cost savings of EUR 200 million by the beginning of 2005. Cost savings are to be sought in all areas of operations, including fixed costs, purchasing, logistics, working capital reduction, North American restructuring and other cost savings.

Shares

UPM-Kymmene shares worth EUR 4,827 million were traded on the Helsinki Exchanges during the period January-June (5,795 million). The highest quotation was EUR 16.90 in January and the lowest EUR 11.05 in April. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 96 million (68 million).

The Annual General Meeting held on 19 March 2003 approved a proposal to buy back a minimum of 100 and a maximum of 24,600,000 own shares. No shares were repurchased under the authorization during the review period.

The same meeting authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,000,000 shares. Together with the authorization and share options, the number of shares, which stood at 523,578,930 at end of June, may increase to a maximum of 650,778,930.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

The subscription price for the company’s 2002E share options has been set at EUR 14.27, i.e. the trade volume weighted average quotation of UPM-Kymmene Corporation shares on the Helsinki Exchanges between 15 April and 15 May 2003 plus 10%. Dividends will be deducted from the subscription price. The subscription period for the 2002E share options is from 1 April 2005 to 30 April 2008. A total of 3,526,000 share options, each entitling the holder to subscribe two UPM-Kymmene shares, were distributed to about 400 key employees in June.

Litigation

UPM-Kymmene announced in August 2002 that it had agreed to acquire Bemis Corporation’s MACtac labelstock business for USD 420 million. MACtac has an annual turnover of approximately USD 500 million and employs 1,800 people. The transaction has been approved by the relevant EU and Canadian authorities.

On 15 April 2003, UPM-Kymmene received notice that the U.S. Department of Justice had filed a civil antitrust lawsuit to block the acquisition. The court proceedings related to the case took place in June 2003. The decision of the court is awaited.

In a separate matter, the Antitrust Division of the U.S. Department of Justice notified the company in April that it had opened “a criminal investigation into possible price fixing and other forms of collusion in the labelstock industry”. The company intends to cooperate fully with the U.S. Department of Justice in this investigation and has not made any provision in this regard. As a result of the criminal investigation, several class action suits have been brought in the United States against UPM-Kymmene Corporation, Raflatac Inc. and other labelstock producers.

Market outlook

The economic outlook for the near future, especially in Europe, is still uncertain. In North America, some signs of recovery have been evident. Demand for paper in the company’s main markets is expected to remain sluggish and no significant market turn-around is foreseen this year.

Publication paper deliveries in the third quarter are expected to be about the same as in the second quarter. No major changes in prices are forecast in Europe, whereas prices for magazine papers are expected to incrementally rise in North America. The fine paper business is heading towards a seasonal slow-down. Delivery volumes are expected to be relatively stable, but some pressure on prices continues. The markets for converted products are expected to be relatively stable but at a low level. The outlook for the wood products business has deteriorated due to the weaker U.S. dollar vs. the euro and to tougher market conditions.

Capital expenditure excluding acquisitions for the whole of 2003 is expected to be approximately EUR 700 million.

Divisional reviews

Magazine Papers

	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002
Turnover, EUR million	815	764	941	894	905	837	1,579	1,742
Operating profit, EUR million 1)	32	29	-46	101	77	93	61	170
– % of turnover	3.9	3.8	-4.9	11.3	8.5	11.1	3.9	9.8
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	47	43	97	115	92	107	90	199
– % of turnover	5.8	5.6	10.3	12.9	10.2	12.8	5.7	11.4
Deliveries, 1000 t	1,184	1,071	1,263	1,181	1,153	1,021	2,255	2,174
Capacity utilization rate, %	85	85	87	90	81	81	85	81

1)	The fourth quarter of 2002 includes non-recurring charges of EUR 128 million.

Profitability for the second quarter was similar to that for the first quarter. Higher delivery volumes were offset by the negative effects of the stronger euro. Price increases in North America planned for the second and third quarters have been partially successful. Extended shutdowns on selected paper machines are being taken to adjust production.

Turnover for the first six months declined by 9% compared with the corresponding period last year. Deliveries were up by 4% largely due to improved demand in North America. The average capacity utilization rate for magazine papers was 85%, and downtime also had to be taken in North America during the second quarter. Demand and capacity utilization rates for uncoated magazine papers slackened, mainly due to the weak advertising market in Germany. Lower magazine paper prices and the significantly stronger euro in January-June compared to the same period last year were the main factors causing the decline in profitability.

Demand for coated magazine paper grew by an estimated 3% in Western Europe during January-June relative to the same period in 2002, but demand for uncoated magazine paper was unchanged. In the United States, demand for coated magazine paper rose by an estimated 10% while that for uncoated fell by 4%.

Market prices for magazine papers were 9% lower in Western Europe and 1% lower in the United States.

Newsprint

	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002
Turnover, EUR million	326	305	347	358	336	340	631	676
Operating profit, EUR million 1)	18	18	46	48	37	31	36	68
– % of turnover	5.5	5.9	13.3	13.4	11.0	9.1	5.7	10.1
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	29	28	57	58	47	50	57	97
– % of turnover	8.9	9.2	16.4	16.2	14.0	14.7	9.0	14.3
Deliveries, 1000 t	661	594	617	664	609	577	1,255	1,186
Capacity utilization rate, %	92	89	88	92	88	83	90	86

1)	First quarter of 2002 includes non-recurring charges of EUR 8 million.

Second-quarter operating profit was the same as in the first quarter. Delivery volumes were 11% higher and prices remained fairly stable in Western Europe. The stronger euro had a slight negative impact on profitability. To adjust production to overcapacity and at the same time improve efficiency, extended summer shutdowns were started at the Kajaani and Shotton mills.

Turnover for January-June was down by 7% on the same period last year due to markedly lower newsprint prices agreed for the current year. Deliveries rose by 6% and the capacity utilization rate was 90%, partly thanks to greater sales activity in non-European markets. Although internal efficiency improved, profitability suffered from the decline in prices.

Compared to the first half of 2002, demand for newsprint was little changed in Western Europe and in the United States.

Market prices for newsprint in Western Europe were down on average by 13% compared with January-June last year.

Fine and Speciality Papers

	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002
Turnover, EUR million	565	588	610	612	625	602	1,153	1,227
Operating profit, EUR million	56	76	63	111	91	94	132	185
– % of turnover	9.9	12.9	10.3	18.1	14.6	15.6	11.4	15.1
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	58	77	64	112	92	96	135	188
– % of turnover	10.3	13.1	10.5	18.3	14.7	15.9	11.7	15.3
Deliveries, 1000 t	713	704	690	714	688	682	1,417	1,370
Capacity utilization rate, %	88	88	80	91	91	93	88	92

Profitability for the second quarter was below that for the first quarter due mainly to lower market prices in Western Europe. Overall, the fine paper market turned more negative in the second quarter. In Asia, demand and prices continued to be more favourable.

The market for speciality papers was fairly stable, but price competition intensified.

Turnover for the first half was 6% lower than for the corresponding period last year. Deliveries were up by 3%. The capacity utilization rate for the fine and speciality paper machines was 88%, with the uncoated fine and speciality paper machines operating at an average rate of above 90% of capacity. The capacity utilization rate for coated fine paper production, in turn, was well below 80%. Operating profit declined compared to January-June last year, as prices were lower and raw material costs, especially pulp, were higher.

Demand for uncoated fine paper in Western Europe was down by an estimated 4% during the first half of the year while coated fine paper demand was unchanged.

Market prices for fine papers in Western Europe were 8-11% lower than in January-June last year.

Converting Industry

	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002
Turnover, EUR million	345	365	357	393	398	393	710	791
Operating profit, EUR million	9	16	9	20	18	23	25	41
– % of turnover	2.6	4.4	2.5	5.1	4.5	5.9	3.5	5.2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	11	17	10	21	20	24	28	44
– % of turnover	3.2	4.7	2.8	5.3	5.0	6.1	3.9	5.6

Second-quarter operating profit for the Converting Industry was down on the first quarter. Weaker prices, the stronger euro and higher raw material costs were the main reasons.

Turnover for the first six months was 10% down on last year as a result of the sale of Walki Films and the poor market. Operating profit was smaller relative to January-June last year. Raflatac’s self-adhesive labelstock business has been weak in Europe, and prices in other markets have also come under pressure. The siliconized paper operations of Loparex have encountered weak demand, especially in the U.S. market. The good profitability of Walki Wisa’s industrial wrappings has declined somewhat due to price pressures and higher raw material costs.

Wood Products Industry

	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002
Turnover, EUR million	426	375	380	358	404	347	801	751
Operating profit, EUR million	18	10	10	5	14	8	28	22
– % of turnover	4.2	2.7	2.6	1.4	3.5	2.3	3.5	2.9
Production, sawn timber, 1000 m3	586	565	583	443	526	499	1,151	1,025
Production, plywood, 1000 m3	251	246	248	198	238	221	497	459

Operating profit for the second quarter was up on the first quarter mainly for seasonal reasons. Movements in exchange rates have made the market clearly more challenging, especially for plywood.

January-June turnover was up by 7% on last year mainly due to higher deliveries. Profitability was also better. While the profitability of sawmilling improved as a result of higher volumes and slightly higher average prices, plywood operations began to be affected by increasing imports to Europe. The distribution of wood-based building materials was more profitable than last year, as trading was on a high level.

Other operations

EUR million	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002
Turnover	171	193	145	134	156	148	364	304
Operating profit
– Forestry Department, Finland	10	11	5	15	8	9	21	17
– Energy Department, Finland	19	15	9	14	13	15	34	28
– Share of results of associated companies	6	12	8	24	10	18	18	28
– Group administration and other 1)	6	-16	69	6	3	-17	-10	-14
– Total	41	22	91	59	34	25	63	59

1)	Includes capital gains on sales of listed shares: EUR 81 million in the fourth quarter of 2002.

Second-quarter operating profit for Other Operations improved on the first quarter. Operating profit for the Forestry Department stayed the same. Operating profit for the Energy Department improved. Metsä-Botnia’s result was better; however the result of other associated companies weakened. The average price of long-fibre market pulp rose from USD 480/tonne in the first quarter to USD 550/tonne in the second quarter.

January-June operating profit for the Forestry Department was higher than in the first six months of last year. Trading in wood raw material continued to be good. The Energy Department also improved its operating profit. The increase in water resources resulting from snow-melt, followed by heavy rain, brought the market price of electricity down from peak levels, though prices were still on average twice as high as during this period last year.

The share of the results of associated companies was lower. The sales price of the main product of Metsä-Botnia, long-fibre pulp, although increasing from USD 455/tonne in January-June last year to USD 515/tonne this year, was negatively affected by the stronger euro.

Helsinki, 17 July 2003

Board of Directors

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

This Interim Review is unaudited.

Earnings

EUR million	1-6/ 2003	1-6/ 2002	Change	Change %	1-12/ 2002

Turnover	4,959	5,245	-286	-5%	10,475
Other operating income	26	21	5		155
Costs and expenses	-4,209	-4,281	72		-8,610
Share of results of associated companies	18	28	-10		60
Depreciation and value adjustments 1)	-449	-468	19		-1,018
Operating profit	345	545	-200	-37%	1,062
– % of turnover	7.0	10.4	-3.4		10.1
– % of turnover, excluding non-recurring items	7.1	10.5	-3.4		10.6
Financial income and expenses	-134	-139	5		-273
Profit before extraordinary items	211	406	-195	-48%	789
– % of turnover	4.3	7.7	-3.4		7.5
Extraordinary income	—	—	—		—
Extraordinary expenses	—	—	—		—
Profit after extraordinary items	211	406	-195	-48%	789
Income taxes	-78	-127	49		-241
Minority interests	—	1	-1		2
Profit for the period	133	280	-147	-53%	550

Earnings per share, EUR	0.25	0.54	-0.29	-54%	1.06
Earnings per share, excluding non-recurring items, EUR	0.30	0.55	-0.25	-45%	1.12
1) Depreciation and value adjustments include
– Amortization of goodwill	-55	-56	1		-112
– Value adjustments	—	-9	9		-91

Balance sheet

EUR million	30.6.2003	30.6.2002	Change	Change %	31.12.2002

Intangible assets	345	346	-1		364
Goodwill on consolidation	1,939	2,031	-92		1,987
Tangible assets	8,066	8,600	-534		8,253
Investments held as non-current assets	1,443	1,511	-68		1,507
Non-current assets, total	11,793	12,488	-695	-6%	12,111

Stocks	1,343	1,348	-5		1,288
Receivables	1,590	1,650	-60		1,550
Cash in hand and at bank	215	194	21		425
Total assets	14,941	15,680	-739	-5%	15,374

Shareholders’ equity	6,651	6,648	3		6,920
Minority interest	32	26	6		33
Provisions	428	425	3		450
Deferred tax liability	587	655	-68		645
Non-current liabilities	4,760	4,974	-214		5,139
Current liabilities	2,483	2,952	-469		2,187
Total equity and liabilities	14,941	15,680	-739	-5%	15,374

Cash flow

EUR million	1-6/ 2003	1-6/ 2002	Change	1-12/ 2002

Operating profit	345	545	-200	1,062
Depreciation and other adjustments	409	431	-22	862
Change in working capital	-171	-141	-30	-144
Financial income and expenses and income taxes paid	-200	-142	-58	-351
Cash from operating activities	383	693	-310	1,429

Acquisitions and share purchases	-7	-17	10	-41
Other investments and purchases of tangible and intangible assets	-280	-264	-16	-571
Asset sales and change in non-current receivables	-20	-21	1	171
Cash used in investing activities	-307	-302	-5	-441

Cash flow before financing activities	76	391	-315	988

Dividends paid	-390	-388	-2	-388
Change in loans and other financial items	123	-224	347	-609
Cash used in financing activities	-267	-612	345	-997

Change in cash and cash equivalents	-191	-221	30	-9

Key figures

	1-6/ 2003	1-6/ 2002	Change	1-12/ 2002

Earnings per share, EUR	0.25	0.54	-0.29	1.06
Diluted earnings per share, EUR	0.25	0.53	-0.28	1.05
Return on equity, %	3.9	8.3	-4.4	8.0
Return on capital employed, %	5.4	8.7	-3.3	8.4
Cash flow from operations per share, EUR	0.73	1.34	-0.61	2.75
Equity to assets ratio at end of period, %	44.8	42.6	2.2	45.3
Gearing ratio at end of period, %	81	89	-8	76
Equity per share at end of period, EUR	12.70	12.78	-0.08	13.30
Net interest-bearing liabilities, EUR million	5,407	5,972	-565	5,285
Gross capital expenditure, incl. acquisitions, EUR million	287	284	3	613
– % of turnover	5.8	5.4	0.4	5.9
Gross capital expenditure, excl. acquisitions, EUR million	276	264	12	561
– % of turnover	5.6	5.0	0.6	5.4
Personnel at end of period	37,722	39,167	-1,445	35,579
No. of shares, average (1000) 1)	522,673	517,753	4,920	518,935
No. of shares at end of period (1000)	523,579	519,994	3,585	520,232

1)	Figures for previous years have been adjusted to correspond with the one-for-one bonus issue in March 2003.

Contingent liabilities

EUR million	30.6.2003	30.6.2002	Change	31.12.2002

On own behalf	268	326	-58	276
On behalf of associated companies	40	46	-6	41
On behalf of others	5	12	-7	9
Pension liabilities	3	3	—	3
Leasing commitments	108	71	37	133

Values of derivative agreements

EUR million	Market value 30.6.2003	Market value 30.6.2002	Market value 31.12.2002	Nominal value 30.6.2003	Nominal value 30.6.2002	Nominal value 31.12.2002

Currency derivatives
Forward contracts	71	52	66	3,233	2,657	3,562
Options, bought	—	—	—	10	—	—
Options, written	—	—	—	10	—	—
Swaps	-45	2	6	586	262	249

Interest rate derivatives
Forward contracts	-8	-13	-9	7,637	7,779	6,553
Options, bought	—	—	—	—	—	—
Options, written	—	—	—	—	—	—
Swaps	341	84	275	3,596	3,019	4,042

Other derivatives
Forward contracts	—	—	-7	13	11	33
Swaps	-1	—	—	12	—	—

Quarterly figures

EUR million	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002	1-12/ 2002

Turnover
Paper Industry
– Magazine Papers	815	764	941	894	905	837	1,579	1,742	3,577
– Newsprint	326	305	347	358	336	340	631	676	1,381
– Fine and Speciality Papers	565	588	610	612	625	602	1,153	1,227	2,449
Converting Industry	345	365	357	393	398	393	710	791	1,541
Wood Products Industry	426	375	380	358	404	347	801	751	1,489
Other Operations	171	193	145	134	156	148	364	304	583
Internal sales	-147	-132	-163	-136	-145	-101	-279	-246	-545
Turnover, total	2,501	2,458	2,617	2,613	2,679	2,566	4,959	5,245	10,475

Operating profit 1)
Paper Industry
– Magazine Papers	32	29	-46	101	77	93	61	170	225
– Newsprint	18	18	46	48	37	31	36	68	162
– Fine and Speciality Papers	56	76	63	111	91	94	132	185	359
Converting Industry	9	16	9	20	18	23	25	41	70
Wood Products Industry	18	10	10	5	14	8	28	22	37
Other Operations	41	22	91	59	34	25	63	59	209
Operating profit, total	174	171	173	344	271	274	345	545	1,062
– % of turnover	7.0	7.0	6.6	13.2	10.1	10.7	7.0	10.4	10.1
Non-recurring items in operating profit	-5	-4	-46	4	6	-10	-9	-4	-46
Operating profit excluding non-recurring items	179	175	219	340	265	284	354	549	1,108
– % of turnover	7.2	7.1	8.4	13.0	9.9	11.1	7.1	10.5	10.6

Dividend income	12	3	1	1	2	17	15	19	21
Exchange differences 2)	-9	-18	—	—	2	—	-27	2	2
Other financial income and expenses	-57	-65	-72	-64	-76	-84	-122	-160	-296
Profit before extraordinary items	120	91	102	281	199	207	211	406	789
Non-recurring items, total	-12	-24	-46	4	6	-10	-36	-4	-46
Profit before extraordinary and non-recurring items	132	115	148	277	193	217	247	410	835

Extraordinary items	—	—	—	—	—	—	—	—	—
Profit after extraordinary items	120	91	102	281	199	207	211	406	789
Income taxes	-48	-30	-19	-95	-67	-60	-78	-127	-241
Minority interest	—	—	1	—	—	1	—	1	2
Profit for the period	72	61	84	186	132	148	133	280	550

Earnings per share, EUR	0.13	0.12	0.16	0.36	0.25	0.29	0.25	0.54	1.06
Earnings per share excluding non-recurring items, EUR	0.15	0.15	0.22	0.35	0.25	0.30	0.30	0.55	1.12
Average no. of shares (1000)	523,579	521,757	520,098	520,015	518,060	517,442	522,673	517,753	518,936
Return on equity excluding non-recurring items, %	4.8	4.6	6.7	10.8	7.7	9.2	4.7	8.4	8.4
Return on capital employed excluding non-recurring items, %	6.2	5.8	7.0	10.7	8.4	9.3	5.9	8.8	8.8
Operating cash flow per share, EUR	0.35	0.38	0.84	0.57	0.79	0.55	0.73	1.34	2.75

1)	The divisional operating profits include non-recurring charges as follows: first quarter of 2002 EUR 8 million for the Newsprint business and fourth quarter EUR 128 million for the Magazine Papers business.

2)	April-June 2003 includes costs of EUR 7 million (January-March 2003: EUR 20 million) to cover the foreign exchange exposure related to the pending acquisition of MACtac.

Deliveries and production

	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-6/ 2003	1-6/ 2002	1-12/ 2002

Deliveries
Magazine papers, 1000 t	1,184	1,071	1,263	1,181	1,153	1,021	2,255	2,174	4,618
Newsprint, 1000 t	661	594	617	664	609	577	1,255	1,186	2,467
Fine and Speciality papers, 1000 t	713	704	690	714	688	682	1,417	1,370	2,774
Converting Industry papers, 1000 t	13	15	13	16	15	15	28	30	59

Production
Paper, 1000 t	2,536	2,490	2,502	2,659	2,479	2,406	5,026	4,885	10,046
Capacity utilization, paper production, % 1)	87	87	85	91	86	85	87	85	87
Sawn timber, 1000 m3	623	595	619	479	572	531	1,218	1,103	2,201
Plywood, 1000 m3	251	246	248	198	238	221	497	459	905
Chemical pulp, 1000 t	473	541	506	561	513	522	1,014	1,035	2,102

1)	Starting from the beginning of 2003, capacity utilization rates have been calculated using a new formula based on 365 days/year. Previous years have been restated accordingly.

Key exchange rates for the euro at end of period

	30.6.2003	31.3.2003	31.12.2002	30.9.2002	30.6.2002	31.3.2002

USD	1.1427	1.0895	1.0487	0.9860	0.9975	0.8724
CAD	1.5506	1.6037	1.6550	1.5566	1.5005	1.3923
JPY	137.32	129.18	124.39	119.67	118.20	115.15
GBP	0.6932	0.6896	0.6505	0.6295	0.6498	0.6130
SEK	9.2488	9.2608	9.1528	9.1516	9.1015	9.0304

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations